HAOXI HEALTH TECHNOLOGY LIMITED
ROOM 801, TOWER C, FLOOR 8, BUILDING 103
HUIZHONGLI, CHAOYANG DISTRICT
BEIJING, CHINA

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V81342-Z91600 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

HAOXI HEALTH TECHNOLOGY LIMITED

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. As a special resolution, conditional upon the sole shareholder of the Class B ordinary shares of the Company consenting to the increase of the voting rights attached to each Class B ordinary share of the Company from ten (10) votes to thirty (30) votes on any and all matters on a poll at any general meeting of the Company (the "Change of Voting Power"), the Change of Voting Power be approved.	☐	☐	☐
2. As an ordinary resolution, the authorized share capital of the Company be increased FROM USD1,000,000 divided into (i) 300,000,000 Class A ordinary shares of USD0.0025 par value each and (ii) 100,000,000 Class B ordinary shares of USD0.0025 par value each, TO USD3,250,000 divided into (i) 1,200,000,000 Class A ordinary shares of USD0.0025 par value each and (ii) 100,000,000 Class B ordinary shares of USD0.0025 par value each with the creation of 900,000,000 Class A ordinary shares of USD0.0025 par value each (the "Pre-Consolidation Increase of Authorized Share Capital").	☐	☐	☐
3. As a special resolution, conditional upon the sole shareholder of the Class B ordinary shares of the Company consenting to the Change of Voting Power in accordance with the fifth amended and restated memorandum and articles of association of the Company (the "Fifth M&A") and subject to the passing of Resolutions 1 and 2, the Fifth M&A, be amended and restated by the deletion in their entirety and by the substitution in their place of the sixth amended and restated memorandum and articles of association (the "Sixth M&A") in the form as attached to the Company's Notice of Extraordinary General Meeting of Shareholders dated November 12, 2025 as Appendix A (the "Amendment to the Fifth M&A") to reflect, inter alia, the Change of Voting Power and the Pre-Consolidation Increase of Authorized Share Capital.	☐	☐	☐
4. As an ordinary resolution: a) conditional upon the approval of the Board in its sole discretion, with effect at any time after the conclusion of the Extraordinary Meeting and prior to November 15, 2026 as the Board may determine: i) all the issued and unissued Class A ordinary shares and Class B ordinary shares (together, the "Shares"), each of par value $0.0025 per share be consolidated by consolidating at a ratio of no less than two-for-one (2:1) and no more than of one-hundred-and-fifty-for-one (150:1), at any time prior to November 15, 2026, with the exact ratio to be set at a whole number within this range and the exact date to be set as determined by the Board in its sole discretion (the "Share Consolidation"); ii) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and iii) any change to the Company's authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and b) the Board be authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact consolidation ratio and effective date of such Share Consolidation prior to November 15, 2026 or (ii) elect not to implement the Share Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.	☐	☐	☐
5. To resolve as an ordinary resolution, that conditional upon the Share Consolidation taking effect and the determination of the aggregate authorized share capital increase by the Board, the authorized share capital of the Company be increased from USD3,250,000 divided into 1,200,000,000 Class A ordinary shares of par value USD0.0025 each and 100,000,000 Class B ordinary shares of par value USD0.0025 each to an amount of up to a maximum of USD450,250,000 divided into 1,200,000,000 Class A ordinary shares and such number of Class B ordinary shares in the authorized share capital resulting from the Share Consolidation, each share with the then current par value as a result of the Share Consolidation (the "Post-Consolidation Increase of Authorized Share Capital").	☐	☐	☐
6. As a special resolution, conditional upon the effectiveness of the Share Consolidation and the Post-Consolidation Increase of Authorized Share Capital, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company's then existing memorandum and articles of association, to reflect, the Share Consolidation and the Post-Consolidation Increase of Authorized Share Capital (the "Further Amendment to the M&A").	☐	☐	☐
7. As an ordinary resolution, the 2025 Extraordinary Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies, if there are not sufficient votes at the time of the 2025 Extraordinary Meeting or adjournment or postponement thereof to approve of the foregoing proposals (the "Adjournment").	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice of Extraordinary General Meeting available at www.proxyvote.com

V81343-Z91600

HAOXI HEALTH TECHNOLOGY LIMITED
Extraordinary General Meeting of Shareholders
December 8, 2025 10:00 a.m., Eastern Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) ____ or, if no person is otherwise specified, the chairman of the Meeting, Zhen Fan, with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of HAOXI HEALTH TECHNOLOGY LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 10:00 a.m., Eastern Time, on December 8, 2025, at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side